VANGUARD NATURAL RESOURCES, LLC
7700 San Felipe, Suite 485
Houston, Texas  77063

August 3, 2009

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-7010
Attention:  Mr. H. Roger Schwall

Re:
Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-159911) of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”) and VNR Finance Corp., a Delaware corporation (the “Corporation”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company and the Corporation hereby request that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-159911) be accelerated so that the Registration Statement will become effective on Wednesday, August 5, 2009 at 9:00 a.m., New York time, or as soon as thereafter practicable.  The Company and the Corporation hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company and the Corporation from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company and the Corporation may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VANGUARD NATURAL RESOURCES, LLC

By:/s/ RICHARD A. ROBERT
Name:Richard A. Robert
Title:Executive Vice President & Chief Financial Officer

VNR FINANCE CORP.

By:/s/ RICHARD A. ROBERT
Name:Richard A. Robert
Title:Vice President, Secretary & Treasurer

VANGUARD NATURAL GAS, LLC

By:/s/ RICHARD A. ROBERT
Name:Richard A. Robert
Title:Vice President & Secretary

ARIANA ENERGY, LLC

By:/s/ RICHARD A. ROBERT
Name:Richard A. Robert
Title:Vice President & Secretary

VANGUARD NATURAL GAS, LLC

By:/s/ RICHARD A. ROBERT
Name:Richard A. Robert
Title:Vice President & Secretary

VNR HOLDINGS, LLC

By:/s/ RICHARD A. ROBERT
Name:Richard A. Robert
Title:Vice President & Secretary

VANGUARD PERMIAN, LLC

By:/s/ RICHARD A. ROBERT
Name:Richard A. Robert
Title:Vice President & Secretary